Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: August 11, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On August 11, 2025, ReserveOne made the below communications on its LinkedIn and X accounts.

On August 11, 2025, Jaime Leverton, Chief Executive Officer of ReserveOne, made the below communications on her X account.

On August 11, 2025, Sebastian Bea, President and Head of Investment of ReserveOne, made the below communications on his X account.

On August 11, 2025, ReserveOne posted a video on its YouTube channel and LinkedIn and X accounts, featuring Sebastian Bea, President and Head of Investment of ReserveOne. On August 11, 2025, Sebastian Bea, President and Head of Investment of ReserveOne, also posted this video on his X account. The transcript is below.

Sebastian Bea: Hey, everyone. Welcome back to the Investment desk by ReserveOne.

I'm Sebastian Bea, President and CIO.

Each week we focus on three topics: macro markets, crypto markets, and protocol progress.

For macro markets, we are focused on economic data. This week, number two, Bo in crypto markets. Bo has announced his departure from the White House. What does that mean? And number three, Solana. It is Solana Week here at ReserveOne.

All right, so let’s jump into economic data this week. Net-net, there is a lot of important data coming out which may start to answer the question: with tariffs in place and expectations generally set, how is this affecting prices? How is this affecting sentiment? How is it affecting business?

So three days this week will matter. Tuesday we have CPI coming out with an expectation of 2.8% year over year versus the last period, which was 2.7%. The consensus is expecting an uptick here. We will see. That number should matter.

Number two, on Thursday we have weekly jobless claims. That’ll be a good indicator as to how the economy is responding to changes coming from tariff policy.

And then lastly on Friday, we have three things that should matter: retail sales, industrial production, and consumer sentiment. So a big week for economic data, looking back at July and trying to understand what’s the early read in terms of tariffs on the US and global economy.

All right, so let’s jump into crypto markets. Today we’re focused on Beau Hines leaving the White House. That was actually in my daybreak email from Bloomberg this morning. It happened a couple days ago over the weekend. Bo has made it clear that his work there is done. They have produced a very strong report — David Sachs and Bo Hines — that provided guidance on needed rulemaking from the SEC and CFTC, which is already in progress, as well as other guidance that sets the tone for what the White House wants to see from regulatory infrastructure moving forward, and on the legislative side.

The last page of the document included references to both the strategic Bitcoin reserve and the digital asset stockpile. From here, it is time for the Treasury to execute. But there is a question in the marketplace: how much Bitcoin is there?

Right now it’s not entirely certain. Before this report, David Sachs told the market that approximately 200,000 Bitcoin was owned by the government. But when pressed after the report came out, Beau Hines declined to answer.

This comes in the context of more questions from the marketplace. The US Federal Marshals — one of the key sources of seized Bitcoin — recently responded to a FOIA request, saying they held 28.9 thousand Bitcoin, far short of 200,000. The US Marshals don’t hold all government Bitcoin, but many expected them to hold a large portion.

Arkham Intelligence confirmed from their perspective that the US government has approximately 198,000 Bitcoin, but the market remains somewhat unsettled.

Going into more detail: the Federal Reserve published a paper on August 1st examining revaluing gold reserves and prior historical precedent for doing so. This comes at a curious time. The government has hinted it may want more Bitcoin over time. So the question becomes: what’s a budget-neutral way to acquire more?

One way, as discussed in an April interview with Frank Chaparro, would be revaluing gold reserves. The US government owns significant gold, but values it at $42.22 per ounce — about $11 billion on paper. At market prices, that gold is worth about $886 billion. Revaluing it could unlock roughly $875 billion of value.

To do this, Congress would have to amend the Par Value Modification Act of 1973 (31 USC 5116B2). They could either set a new statutory price or link it to market prices. The Federal Reserve’s paper suggests the topic is at least being examined, which could pave a path to funding Bitcoin purchases.

Now to Solana: it is Solana Week here at ReserveOne. You’ll see a few posts from us, including a “who to follow” list of key Solana voices on X, and a “Solana by the numbers” update focusing on total value locked (TVL).

Recently, Solana’s TVL in native tokens has been increasing relative to Ethereum and Cardano, both of which have seen more short-term volatility. This growth is driven largely by staking and trading apps like Jito and Kamino.

There are also notable assets on Solana, such as Penguin P (the meme coin for Pudgy Penguins), now valued at $2.4 billion. And yes, you can now buy a Pudgy Penguin at Walmart — crypto in the wild.

All right, that’s it for this week.

Sebastian Bea, President and Head of Investment of ReserveOne, was interviewed on the SPACInsider Podcast. The Podcast was published on August 11, 2025, and an extract of the transcript is below.

Voice Over: Hello and welcome to another SPAC Insider podcast where we bring an independent eye interviewing the targets of SPAC transactions and their SPAC partners. If there has been one hot summer trend among SPACs, it has been the crypto treasury business combination. To help better understand this new genre of SPAC deal, SPAC Insider founder Christina sat down with Sebastian Bea, president and head of investment at ReserveOne, which announced a one billion dollar combination with M3-Brigade Acquisition V Corp. last month. She is joined by Vic Mittal, Managing director at Meteoric Capital Partners which has invested in the Business Combinations PIPE. They discuss why this particular play has come to the forefront of the market now and how the market has reacted as more and more entries of the deal type have been announced. Sebastian also explains how ReserveOne plans to generate returns greater than the value of its underlying assets by earmarking a portion of its portfolio for private investments. How will ReserveOne and other companies of this type continue to differentiate themselves as their cohort grows? And what happens if the US Government changes its attitude on crypto once again? Take a listen.

Kristi Marvin: So thanks everybody for joining. Today we have Sebastian Bea who is head of investments at ReserveOne and they are intending to go public with M3-Brigade Acquisition V Corp. SPAC, which symbol MBAV. We also have with us Vic Mittal from Meteoric Capital Partners. Vic is gunning for a co host position over here.

Vic Mittal: There we go.

Kristi Marvin: We are going to be talking to Sebastian, Sebastian and Vic today about this transaction and I'm just going to jump right into it. So Sebastian, let's kind of like start with big picture stuff. What is ReserveOne's mission and how does it aim to sort of redefine crypto investing for public market participants. Look, been looking forward to this conversation.

Sebastian Pedro Bea: Look at the highest level, ReserveOne is looking to invest in the upgrade of our financial system here in the US as supported by the US government and what you see with the progress across legislation, regulation and of course the, the intention to hold and not sell digital assets as evidenced by the, the proposed strategic Bitcoin reserve and the proposed digital asset stockpile. So we want to be invested in that upgrade of our financial system. And we do think that it is a really big and underappreciated opportunity. So at the highest level, that is our objective. So to take investor capital and to invest in that upgrade and we're really inspired by the government's actions and that does help us think about what we should probably be investing in the portfolio that we, that we're, that we intend to build once the deal is, is done.

Kristi Marvin: Well, it's interesting you bring up the being inspired by the US Strategic Bitcoin Reserve. So that doesn't formally exist yet. It's coming. But what does that mean in practical terms for your business model?

Sebastian Pedro Bea: Sure. We take the progress across legislation, regulation and these two vehicles that are proposed but don't yet exist, the reserve and the stockpile. We take these as inspiration for our business model. And what it means specifically in what we've disclosed already is an intention, a stated intention to hold five assets when we launch, given the disclosure we already have today. Now we're recording this on July 29th. Tomorrow is July 30th. So we could get some more disclosure because the White House is due to release their White House report on crypto which we hear will have more information perhaps on both the stockpile and the Strategic Bitcoin Reserve, both of which are proposed but don't yet exist. At a high level, that disclosure matters to us and should matter to investors. The view is that the assets that have already been discussed, which are Bitcoin, Ethereum, Solana Ripple and Cardano in public disclosure, the view here is that those are the assets that we intend to invest in our portfolio because that is what the government has spoken about. This is a space that's in transition. And headed towards real legal clarity. We're not there yet, but we're very, very close. And we take the view that the disclosure that comes from the government is essentially the lead that we should be taking with our portfolio, knowing nothing else. Now, of course we're going to be doing other things in the portfolio. The overarching goal is to upgrade and to invest in this upgrade of our financial future. But the existence of the proposal of both the Bitcoin strategic Reserve and the stockpile do form essentially the, for lack of a better term, air cover that we think that we may have from the government to invest in and around these assets.

Kristi Marvin: Well, as far as the asset allocations for ReserveOne, I mean, is that going to mirror future government backed reserves? How would you adjust the reserve if policies change?

Sebastian Pedro Bea: Sure, great question. At a high level, we are taking our inspiration from what they've disclosed, but we don't know what their weightings are of their portfolio, nor is that a binding constraint for us. What we've already discussed is to invest with a free float market cap approach at a high level. And where does that come from? In parts, from some of my experience before I was at Coinbase Asset Management, I also was at a firm called BlackRock and I was part of the Systematic Active Equity Group, which has its ties in the lineage all the way back down to the beginning of factor investing and, and understanding factors like market cap and, and the idea here from an investment perspective is to build a scalable investment platform that will make sense for investors. And so when we think scalable, we think free float market cap. And so that is the primary means by which we create the weights for our portfolio. We also have discussed in our materials a tilt towards a net yield on the margin for tokens away from Bitcoin. First, the first cut is free float market cap. The second cut is, okay, let's, let's take, let's hold back a little bit of what we may have allocated all coins based on their relative net yields. And that's for a lack of a better term, a fundamental signal that gives us a sense of, kind of which networks are actually seeing. Utilization. Utilization is a sense of health. And health can drive yields on the base chain.

Kristi Marvin: So, Vic, I'm going to bring you into this now. The transaction brings in over 1 billion in gross proceeds. And that includes a 500 million equity PIPE and 250 million in convertibles. Sebastian, maybe you can walk us through how it would be deployed and then maybe we can get Vic's sort of take on that.

Sebastian Pedro Bea: Sure. So our intention is to quickly but carefully invest almost all of the, basically the entirety of the balance sheet into crypto asset, with the obvious caveat of holding back some, a small modicum for expenses as we go. But the intention is to be essentially beta one to this proposed portfolio that we've already discussed, which is across Bitcoin, Ethereum, Solana Ripple and Cardano. Then that's kind of first step is to be exposed to the assets. Then the next step actually maybe to back up like at a high level. We're trying to do three things better. We're trying to have a better allocation, which is involving the five assets we discussed. We're trying to have a better activation, which I'll discuss in a moment, and then also better access down the road. So, but day one or close to day one, after the deal has closed, we intend to fully invest, to track that, that portfolio. And then after that we will then work with our fiduciary asset managers that we intend to anticipate using to conservatively deploy those assets to seek yield or said another way to compound in crypto. So we want to invest Bitcoin to generate more Bitcoin. We want to invest ether to generate more ether and so on. And then down the road we do anticipate to eventually do a small amount of private equity transactions. I think of them as informed co-invest in this overall theme being inspired by the US government's direction and investing in this upgrade of our financial system.

Vic Mittal: Now thank you Christina for having me on again and Sebastian, it's always good to chat way of background. We are investors in the M3-Brigade PIPE, the equity portion of the PIPE. And so we want to be clear with the audience that we do have financial interests in some of the discussed companies and investments and please seek consultation with investment, your own investment professionals before making any investment decisions related to anything discussed on this call. And what really attracted us to the M3- Brigade was the quality and pedigree of the sponsor group and the management team. With Jaime, Sebastian, the board just excellent pedigree and that that was the benefit. And we had talked about prior when we were just kind of chatting before the recording about the difference between SPACs and PIPEs. We're seeing the difference play out a little bit in real time where the PIPE transactions have resulted in material share price increases. We've seen that with Joe Lubin, Tom Lee and Bit Mining where they've been able to use that immediate pop in investor enthusiasm to raise additional capital in the public markets via an ATM or an S3 off a shelf immediately after closing. As opposed to these SPACs where only the Cantor Equity Partners who did partner with Softbank I believe is Binance and Tether that took 4 billion or so of bitcoin public has done subsequent follow on offerings. And so that's what really creates that flywheel effect out of the box. Unfortunately for the sponsors, that of these vehicles, whether it's via PIPE where there's one this morning at NF180 Life Sciences in the Ethereum space that raised 425 million in common equity, it's trading around the deal price. It's unclear if we'll get that flywheel effect. And so I think with SPACs there's been a handful, raise the initial capital. I think the positives for investors on these SPACs and investing behind teams like Jaime and Sebastian is that they're in it for the long haul. They've been in the space for the long haul. And they've got a clear focus of what the public vehicle is. A lot of these PIPEs into public shells, these small micro caps, there's a legacy business, there's a cash burn, liabilities, other things associated with that that the market will need to sort out and differentiate. And whether those are ultimately divested or not is a great question. And then to the other thing that attracted us to the M3 team and the story is that they're focused on the leading altcoins, the ones that should be part of the digital asset reserve. There is data out there that like 95% of altcoins after five years effectively are like worthless outside of the top five. And so I think staying within that ecosystem of the leading altcoins will provide the best opportunity for investors to realize a return on their investment. And I think the, the question and the challenge for, for the sponsors of these vehicles and also the investors to validate them as to why they should trade at a premium to the underlying and how can you create value when the share price is not trading at a premium to the one-time NAV of. And so I think that's where we're going to see a significant dislocation or segmenting of the market in the coming quarters and months and years potentially where you're going to have your winners and losers and in each of these asset classes, in each of these strategies. And so, and I'm sure that's what Sebastian and the team are spending every day thinking about as they're kind of in this interim mode where it's nice to put out the updates on X.com and LinkedIn and do podcasts. But, the hard work is going to start on some level on how do we deploy this capital and garner institutional investor interest in our yield products or in our products above just owning an ETF and then justifying the promotes. There's promotes attached to these that I think investors are less familiar with. It's no fault of the sponsor or anyone else. It's all very clearly laid out in the investor materials. We applaud Sebastian and team for putting out a very detailed, day one, day two disclosures from the get go. And we've seen that they're, continuing good engagement on various social media channels as well as institutional channels like this to maintain that presence. And so I think investors will really enjoy hearing from Sebastian as to why the ReserveOne vehicle is the one that will be part of the cadre that are left standing in our opinion, when this market kind of consolidates and shakes out over the next six to 12 months.

Kristi Marvin: Yeah, well, you bring up a good point. As part of the materials ReserveOne and MBAV put out you mentioned that you're going to allocate 10% of NAV to venture style digital asset investments. Maybe you can clarify what that means. How do you decide which projects to back? What kind of return profile do you expect, Sebastian. Maybe you can just more context around that.

Sebastian Pedro Bea: Yeah, and to clarify, I believe it is our portfolio is allowed to hold up to 10%. And so I make that distinction because one of the things that's in the front of our mind is if and when we were to make those investments, they would be quite small at the beginning and in part because the return potential of those assets from our perspective would need to have an outsized expected return in comparison to the overall portfolio. So if you imagine the portfolio as being again the top, these top five tokens, Bitcoin, Ethereum, Solana, Ripple and Cardano. And again that could evolve with tomorrow's disclosure from the White House. So we might get to provide an update to this. But that portfolio is the core. And the idea here is that, is that there, there is still an upgrade going on in crypto. We are, we just saw the first really beginnings of a capital market cycle in crypto with Circle going public more recently. But, but if you look at it, we've had Coinbase, Circle, what else is, we've had some bitcoin miners here and there. In terms of like the real operating companies, coming public, there hasn't been that much and there's going to be a few more that come. We, we definitely hear about that. But from the perspective of the, from the investment public, this is an area where they don't have a lot of exposure. They may well indeed want to have some exposure. And the idea was if we want to deliver the entire kind of opportunity of owning the upgrade of finance. And doing this with the large cap tokens, but it also makes sense to selectively try to capture those investments in the private sleep. But again, the barrier is high or the bar is really high. Because one of the things that we've also discussed is we know that investors are going to look at our portfolio relative to MBAV. Well, if you are investing in private equity in general, you're going to hold those investments at cost. That would be more complicated and harder to understand as opposed to how much is how much Bitcoin is on your balance sheet or how much ETH is on your balance sheet. So there's a barrier or a bar that gets raised by that factor alone. We do expect to potentially do lock tokens right in these early stage protocols and that will probably alleviate some of the kind of the mark to market issues and try to understand what the aggregate MNAV is. But, but again at a higher level it really is, we have to be careful in terms of making any investments here. The intention is, is that you are taking on more risk than the top five tokens, number one, and potentially or almost certainly more illiquidity. So the required return that we have to expect from doing these investments has to be significantly higher. So I mean that's a long way of saying these things need to beat our portfolio, the expected return of our portfolio by a good margin. Oh, and then I guess I should just add on in terms of sourcing, we thought carefully about that sourcing and diligence. One of the key things is look, we have, as Vic mentioned, an incredible team. I will brag a little bit about that team now because it does actually give us what we think is the pipeline to do some of these things. So Reeve Collins is one of the founders of Tether. Actually read the, reread the Tether white paper this morning and for those that haven't done it, I would suggest you do. It's actually a pretty easy read. I had forgotten that that Tether was actually started on Bitcoin and eventually transitioned to Ethereum. I think it was their Ethereum in 2017. But, but Reeve has been in the crypto industry for now 12 years. So his network is vast and there's a lot of deal flow that he sees by being an early entrepreneur and investor in the space. Number one. Number two, of course, Jaime Leverton who is the CEO of Hut8. She's got an incredible network in the crypto industry. So between the two of them we've got some pretty good deal flow. On top of that we have strategic partners who are already starting to show us some of their co invest deal flow. So the funnel in terms of potential investment opportunities is quite good. And then on the diligent side we're supported by CC Capital which was founded by Chinh Chu, who was the head of private equity at Blackstone and left nine years ago to found his family office. And also this private equity firm in which we're currently situated. And CC Capital is a really fascinating business. They go in and make investments and then bring along co-investors. And in some sense, we would be the co-investors in VC, but we think it'd be quite informed—co-invest with good due diligence capabilities, leveraging the at-cost staff of CC Capital.

Kristi Marvin: Yeah. So Chinh Chu is well known within the SPAC community. He's done a number of deals. So yeah, for sure. And I will say also just as an aside, in reading the presentation, when you guys put it out, it does feel a little bit like you guys are trying to assemble like the crypto Avengers. Like everybody's got like an amazing name, like even your background, Olympic medalist in rowing, like BlackRock, like everybody's got top tier backgrounds.

Sebastian Pedro Bea: Well, thank you for that. I appreciate it. Yes, a long time ago, 25 years ago, I was in the Olympics. But actually a little known fact, Jaime Leverton and I actually did work together on different sides of a fence when she was at Hut 8 and I was at Coinbase. In fact, actually I was at One River Digital and we were in the process of trying to source dollar loans on top of bitcoin collateral. And I met her first in the Shoshi Roundtable in Dubai in early 2023. And it was from that, from that meeting that we started, we basically started to realize that there would be a good fit between our business and hers. And then we got bought by Coinbase in the midst of those conversations. So then our balance sheet was frozen, but then we had Coinbase, which was great. So Coinbase made its first ever loan to a bitcoin miner when they provided a line to Hut 8 with Jamie Leverton. And so that's how Jaime and I actually first got to know each other. So while I love the idea that we are the Avengers, we weren't just assembled for this movie. We did, we did come together earlier at least, Jaime and I. And so this is a great way to kind of work more, work more directly with her.

Kristi Marvin: Nice It's, it's definitely an interesting background for sure. But going back to your portfolio management and maybe strategy, it says, Bitcoin makes up 78.9% of your target portfolio with smaller stakes in ETH. XRP and Solana. Why that particular mix?

Sebastian Pedro Bea: Sure. And this is also on the website if people want to dig in and go through it. But the process. So the data was cut as of, I think May 28, 2023 if memory serves, and at the time, by using a free float market cap weight, you would then get to that initial weight for Bitcoin, which is approximately 78, 79%. After that you would leave approximately 21% for the alternative coins. The process there then says, well, hold on, let's hold back 25%. 75% of that weight. That's the way for the, for the tokens. But then we hold back 25% of the weight and then ask the question, what are the relative net yields? With the idea being that net yield, not gross net yield, is a proxy for the utilization of these generally proof of stake networks. Of course, Ripple is a little bit different, but you can't, you can't natively stake with Ripple, but we use that relative net yield and we reallocate a bit of the weight on that. Now the good news is for those that are like index portfolio people, they'll say, okay, why is this reallocation not an issue for say, rebalance and rebalancing? It's because these relative net yields are relatively sticky. So what you see is that this is the type of thing that raises the prominence of ReserveOne to some degree at the expense of say Ripple, which doesn't have staking. So, but, but that the weights, the weights at a high level are premier for the alt tokens is generally driven by free flow market cap. But, but relative net yield does benefit Ethereum and Solana in particular.

Kristi Marvin: Well, so you do plan to generate yield through institutional staking and lending, which is a little bit different than other crypto funds and ETFs. So what safeguards do you have in place to manage those risks?

Sebastian Pedro Bea: Sure. So whilst we are not a registered investment advisor, we're using that experience I had that at Coinbase Asset Management and also at One River. We were both, I think, a CPO and an RIA. Oh yeah, and we had a license in Cayman under Cayman Islands Monetary Authority. Okay, so what the key safeguards like for all this stuff really starts with the principle of leveraging fiduciary asset managers, at least at the beginning, which we will be doing. So whether they're RIA or CPO. RIA, Registered Investment Advisor, CPO, Commodity Pool Operator. Step number one. Number two, underneath that we have to ensure that we're using qualified custodians. So for those that are not aware of what that is. And I was in securities for the longest time, I didn't even really know the SEC requires RIAs to use qualified custodians. And in the US, we basically have two types, either national meaning a, like a national bank trust, like an Anchorage. Or state, in the case there you could have like Coinbase has a NYDFS trust and like in Wyoming, Kraken has a special purpose depository institution. So holding the assets securely through qualified custody is very important for us. That will mitigate a lot of the concerns. But if you go and do staking, there's slashing risk. So we are in the process of starting to do due diligence with our fiduciary managers on that dimension. Lending is a higher risk activity. So there's diligence we have to do there and our deployment strategies will not end there. There is lending you can do to centralized parties. We're also working on more innovative implementations of repo for Bitcoin. And lastly, I'm also doing some research on insurance. There's a growing set of opportunities that you can use where Bitcoin is an interesting asset or an asset that's pledgeable for insurance contracts. And what we're trying to do is put everything on the table. And then essentially create from a deployment perspective an optimization. Return and risk are the key variables to start like everybody else. Except risk here is obviously different. And we'll go into more details. We also then consider risks like is the contribution of the asset a taxable event. Number one. So that's a kind of a no go for the most part. Another big risk or issue to consider is, is what you're doing as security. If it is, that's okay, but you can only have up to 40% otherwise you trip the registered investment company constraint. So let me pause. I know I threw a bunch out there, but everything's on the table in terms of due diligence right now. And it's a multi-dimensional kind of look at risk. And in particular qualified custody does mitigate some of their holding risks.

Kristi Marvin: Well, you did mention taxes there. So I mean do you expect to qualify for. What is it Section 351 treatment for?

Sebastian Pedro Bea: So in the context of our offering, we did have a 351 exchange. So yes, there is some investment in our company where we expect to qualify for a 351 exchange. That's correct.

Kristi Marvin: Got it.

Vic Mittal: How do you think about the current environment. And I know the market. There's windows in markets. And it feels like the market's kind of moved against these digital asset treasury strategies. I'm sure you see it online that there's a lot of negativity from the retail community. Many of them, including yours, are trading around the 1 times NAV. Even, Cantor Equity partners with Adam Back, who's bringing, 3 billion of coin day one is a top five. One is trading, not, not much over one time. How do you guys think about differentiating yourself in creating that flywheel effect where, in our opinion, the model doesn't work if you can't raise additional capital at a premium to the underlying and, in use of leverage. The Michael Saylor Rule is 20% is maximum leverage. These are obviously volatile assets and all, all of that, because I think that's where, investors are saying is the music does seem like it's stopped as like the 20th Bitcoin-focused raise, price two weeks ago kind of thing. And now the Ethereum market is a little overrun. There was one that priced today and got a fairly poor reception. And the view from, the insiders, like, we're very much in that ecosystem and we have a, a SPAC CSLM digital asset where Brian Rudick's a board member. He's the chief strategy officer for UPEXI and former head of research for GSR Markets, which is one of the world's largest and earliest market makers in digital assets. And I was talking to him yesterday and he's like, his perspective is that there's just a significant amount of fatigue in the market for more of these. And how do the various players differentiate themselves? Well, really, I think, I haven't seen the recent tables, but I think to be a top 10 Bitcoin holder, you need, I think a billion four is to like fit in the top 10. And it begs the question, well, what's the point if you're not even like a top five. And so, and I think that's the challenge that hopefully you guys are spending every waking minute between now and when, you have your access to the capital raised or that was committed at the IPO to be able to start deploying it in a few months time. How do you, how do you guys think about that as the market, it feels like it's moved quite dramatically even in the last two to four weeks.

Sebastian Pedro Bea: Sure. Look, I think that these are really great points to raise. At A higher level, I guess I would suggest that this space is a little bit early in terms. And I mean, by that, if you look at the differences between how certain companies are acting in terms of how they're either handling the liability side, or they're handling the deployment side, or even how they conduct themselves externally, it's kind of like the early days of cell phones, where there was a huge just a huge spectrum of behaviors. Like you ended up with all these different phones that look very, very different. I think from our perspective, we are really focused on differentiating in terms of how we're both allocating and activating. I mean, basically there's three things. Allocating, activating and providing access. So if I look at the last one, I'm quite happy about with our transaction, we were able to carve out the ability to have up to 10% of our exposure in private assets. That seems to be unique. I don't have a perfect view of all the. All the other transactions are out there in the market. And Vic, you probably have a better view than me, but that seems relatively unique. And that's really in terms of the transaction, I think in terms of our team, I would hope that our ability to activate the assets will be something that will differentiate us. That's partially the reason why I was brought over. Given my experience at BlackRock and at Coinbase Asset Management, there's a lot to do to take advantage, I think, of the illiquidity that's afforded by a permanent capital vehicle. And we have people who are like Michael Saylor, who has been very explicit about his intention to not use their balance sheet to do that. He has a very. His. His strategy is very clearly focused on, the liability side. So all the various types of debt, different versions of that, we're going to definitely look at those and try to take the best learnings from it. But I think our advantage is going to be more about the people that are on the team. And what. And how we can activate the balance sheet. Look, this is not a bank, but if you want to generate a return on equity, you need to focus on your ROA, return on assets. That's where I think we're going to really differentiate ourselves. And look, also in terms of just an investment vehicle, given the universe that's out there, if you're in crypto, which people are, and we are. But if you're in crypto, it's very much a tribal world. You're either an eth maxi or a sol maxi or you're a bitcoin maxi. I mean, I don't know. When I was a BlackRock, in our quant equity portfolio, we literally had 3,500 longs and 3,500 shorts. We're trying to maximize Sharpe ratio. And that comes through diversification. So I do think our approach of being diversified seems to be, at least today, differentiating and couple that with our ability to then leverage that diversification in terms of activating our assets. And it's our hope and expectation, we don't know, but that, that we will be, scaled and doing that by ourselves and that might give us that opportunity to create that unique flywheel which to your point, we do. All of these entities need to grow to really unlock operating leverage.

Vic Mittal: Yeah, very. Yeah. No, and I think the differentiated focus, the top pedigree decile type team that's behind it in terms of experiences was as very attractive to us and, and I think will help you guys stand out in the marketplace that has gotten quite crowded and will continue to get crowded unless the music fully stops.

Sebastian Pedro Bea: I agree with you completely. Look, my first 12 years of my career, I was at, actually when I started it was called Credit Suisse in Boston. We eventually became Credit Suisse. I've made a flipping comment that I've never seen a bull market that a banker didn't try to kill with paper. The market cycles come and go. I'm really excited that we were able to get our, get our transaction done. And we're obviously in the process of building ReserveOne, which is super exciting. But I could see the price action just like you, you guys can see it. The market is perhaps suggesting that the, that the window is, is perhaps closing for new entities right now. If that were indeed to be the case. That might prove to be a benefit for us, but.

Kristin Martell: Oh, absolutely.

Vic Mittal: Yeah, no, absolutely. We don't, we, us as investors, we don't want to see more of these come to market, at least with a similar focus. I think there's some interesting projects and foundations that could benefit from having them public, but in coin space. But yeah, as far as the major digital assets, I think they're pretty well covered at this stage and it's kind of fun to watch and eth. Tom Lee and Joe Lubin kind of go at it as they're pumping more and more capital into the public markets and taking that flywheel effect.

Vic Mittal: And I Think to their credit that first mover advantage you saw DeFi, Devcon and Apexi with Solana and in the bitcoin market there's obviously Microstrategy stands with no. With no peers and they've certainly. Michael Saylor has been able to engineer a very interesting flywheel there that I don't think it's anyone's goal to try to be Microstrategy because I don't think that's, that's achievable. But carving out a unique differentiated niche will will serve ReserveOne well in our opinion then. And then we're, most interested in I think like many investors in tapping into the broader digital asset enterprise opportunity. That opportunity with the carve out of capital it potentially, obviously Jamie's background is as an operator. She was an early mover at Hut 8 and in holding the treasury strategy as well. And so I think there's tremendous value in that portion and your background and Reeve’s background go without, question. Leading industry professionals that in our opinion is what will drive or help drive a premium is for that opportunity. And I think it resonates on this call is the focus on compliance, custody, regulatory, financial, fiduciary responsibility and ultimately creating an investment vehicle in the public markets that has blue chip branding in it. And it speaks nothing to Chinh Chu, who you mentioned in passing, but I mean he's, he's probably like a top five rainmaker of our generation in the private equity world. And so to have his backing is, absolutely fantastic.

Sebastian Pedro Bea: Well, I will say it's been really great to work, get to know and work with Chinh Chu. I'm in his office every day and it's inspiring. Part of the obvious opportunity with ReserveOne from my perspective joining and for investors that might look at our story is the optionality that we have, as you mentioned, with Jaime and her experience with Reeve and his experience and then of course Chinh Chu. But actually I want to go back to the market cycle. want to relate a funny conversation, Jesse. I do think that it's likely the case we're close to the close to stopping point on some of these new vehicles. So for example, I, a friend of mine called me and said, hey, he'd been pitched to become a CEO of one of these vehicles. I said okay, tell me a little about it. Now I can't mention the token, of course, but in the conversation I said wait a second, have you guys thought about the implications of this vehicle for the token and its regulatory status in the U.S. he said, no, what do you mean? I said, well, have you read the CLARITY bill? So Clarity just passed in the House. Now it's with the Senate. There's actually an RFI that's due by August 5th that I have to write it on after this podcast. But in the CLARITY Bill, one of the things it talks about is this measure of maturity. For a blockchain, whether mature or not. And essentially that all blockchain assets are digital asset commodities. Good. But if they're, and if they're mature, they're just solely regulated by the CFTC. But if they're immature, then they have additional disclosure requirements that are, that will be written by the SEC. Very, very elegant way of using both of their, both of these regulatory agencies as an aside. Now, one of the issue is, is that one of the definitions of mature immature is if you have less than that, nobody can have more than 20% ownership in your token. Well, if you create a DAT for a 2 billion or $3 billion token, to Vic's point about scale and flywheel and getting to a strong level of operating profit, if the token's 4 billion, well, then that means your debt can only be 800 million because otherwise it then tips the underlying token into being an immature protocol and then they have to go into disclosure with the SEC, which they might not want to be doing. And this person who I'm very good friends with, he said, no one brought this up. I said, I know. So I think I mentioned that. Not because, look, how could this conversation happen. The only way this conversation happens is people are rushing and trying to fill a market need and they are going so fast they're not even considering something like, I mean, literally the CLARITY Bill just passed. And I think that 20% rule is going to be pretty sticky. So then the concept of going and trying to start up a DAT that literally would have no chance of success because it would be bound to a token it couldn't grow. That just gives you a sense, I think we're close to the end of some of these lower quality raises because you're seeing issues like that and then that makes no sense. That should never get through a banker, that should never get through investors. So I think we're going to return to rationality real fast.

Kristi Marvin: You kind of touched on the regulatory environment there. So in just hearing that, we have a midterm election coming up, the previous administration was extremely negative on crypto. Elizabeth Warren hates it, to be kind. So you know what happens if there is a new administration that reverses course on crypto or the midterm elections, put in place some other additional regulation that affects ReserveOne's model, like how agile are you in sort of pivoting or needing to address some of those maybe potential regulatory changes.

Sebastian Pedro Bea: Sure. Look, I think the current administration understands this issue really clearly because. And just to back up, before I came to ReserveOne, I was at Coinbase Asset Management, and during that time we had an advisory council that included Jay Clayton, who was the former chair of the SEC, and Kevin Hassett, who had worked in the first administration under Trump and is currently working. Well, both Jay and Kevin are working in, in the government. Jay is the head of the SDNY and Kevin is the, is in the, I think he's senior economic advisor as well. And he's, he's in the running for the next Fed Chair when or whenever that process kicks off. That's another topic. But this administration clearly understands that the, that they have a chance to not just change the rules and Regulation. But change the laws. If you do it in legislation, then it's far stickier than if you just changed the regulations. We actually had last, like last year, there was a massive legal change in the Supreme Court. You may have heard the Chevron precedent. So that was 40 years of precedent that was reversed. And Chevron precedent is exactly what you're talking about. And just for viewers that don't, or listeners that don't understand, basically back in the early 80s, there was a case and the Chevron precedent essentially said the regulators were kind of granted deference to kind of write the rules as they thought they kind of should to implement the goals like they, the courts would grant them deference. And so it essentially allowed the regulators to paint outside the lines increasingly over the last 40 years, at least that's the view. The Chevron case was, was reversed by the Supreme Court because of this issue. So now, now that that's been removed, rather the, so the question of, how much could the regulators change in the next administration, regardless of who it is, actually has been constrained significantly. And we're actually hearing about that even now as we talk to our DC Sources about like, okay, what's the White House bill or not bill, but the report on crypto, what's it going to say in it? We're expecting that they will be quite prescriptive as to what they tell the regulators they should be doing. So instead of just saying OCC, write the rules about this and be very specific. I mention that because it is constraining the ability to go back to the Gensler time because we've entered a new regime where regulators are now constrained. It's much harder for them to paint outside the lines as they have been doing for Republican and Democratic administrations over the last 40 years. So that would be kind of point number one, but basically removing that precedent now. Now then what are they doing? They're passing laws. So Gensler is now a law. And I think one thing that people have really missed and it's super important, DC knows they have to pass the market structure bill now.

Vic Martel: Why?

Sebastian Pedro Bea: Because effectively, if you think of stablecoin as the train. We've just now made trains legal. Now, what do stable coins run on? Ethereum and Solana for the most part. Well, those things, those things have some legal clarity, but kind of not enough. So you have to have the market structure bill to say what's a, a digital commodity versus what's a digital security versus what is a digital collectible? You need that clarity because if you just said trains are legal and you need to basically say, okay, the rails are legal and specifically how so? So they're pushing very fast and hard. David Sachs most recently talked about bringing up in September and trying to pass in October the market structure bill. Getting legislation done is really, really important because then when we get to the next administration, regardless of who it is, it could be Republicans, could be Democrats, both of them could want to change the direction. But in either case, legislation makes it incredibly difficult to change much. And the change of getting rid of the Chevron precedent, the deference from Chevron, also further constraints change.Now we believe that the government will continue to be supportive. On our overall thesis here is that that is happening and it is bringing about an upgrade of our financial system. We really don't think that's going to change. We do believe that an upgrade of our financial system is clearly happening now. And so it's unlikely that we'll need to make much, much change. But we're fiduciary investing. We're fiduciary investors at our hearts. So we'll do what's right for investors if and when the facts change.

Vic Mittal: Fantastic.So look, it'd be great in a month or two to catch back up as the, as this, this ecosystem, this asset class continues to evolve. And Christy, thank you for having me on as well.

Kristi Marvin: Well, I do have one more question so.

Vic Mittal: Okay.

Kristi Marvin: Don't jump the gun on me yet. So this is a typical sort of ending type question. But I mean where what does success for a ReserveOne look like five years from now regardless of what's going on here? If I were to look at like the top five companies that are similar to yours, what differentiates you from the others that you think will make you successful five years from now?

Sebastian Pedro Bea: Sure. Number one, it's that the business that we've created is delivering excess return on the in comparison to the investment options that were present over the time. Investors have choice and we need to make sure that we're actually adding value so that it makes sense for investors to purchase our equity versus say buying an ETF and eventually they'll allow we, yes, we assume multi-token ETFs. We need to ensure that the value of this permanent capital vehicle is being realized in the idea that we're compounding our crypto like that is a key measure of our success. And if indeed we're doing that, then I think we will likely be rewarded with some of the flywheel comments that Vic mentioned, and we hope to be able to grow very substantially from where we are, where we expect to be when we launch at our approximately billion dollars. So in five or 10 years, we should be five or 10 billion, that would be our hope if not more. And that because the scale accrues to the investors as well. Because the costs are relatively fixed as we scale. So we have to add value and we want to scale. That adds value to investors as well.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, PubCo, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and PubCo, expected operating costs of PubCo, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and PubCo’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

●	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

●	risks related to ReserveOne’s anticipated business strategy;

●	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

●	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

●	the failure to realize the anticipated benefits of the Proposed Business Combination;

●	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;

●	the outcome of any potential legal proceedings that may be instituted against PubCo, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

●	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of PubCo;

●	the failure of PubCo to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of PubCo will be listed after closing of the Proposed Business Combination;

●	costs related to the Proposed Business Combination and as a result of PubCo becoming a public company;

●	changes in business, market, financial, political and regulatory conditions;

●	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

●	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

●	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

●	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

●	being considered to be a “shell company” by any stock exchange or by the SEC; and

●	those risk factors discussed in documents of M3-Brigade or PubCo filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by PubCo and M3-Brigade, and other documents filed or to be filed by M3-Brigade and PubCo from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, PubCo or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, PubCo or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, PubCo, M3 Brigade or any other person that the events or circumstances described in such statement are material.

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